

September 6, 2011

<u>Via E-mail</u>
Ross Lavnikevich
Chief Executive Officer
iGenii, Inc.
40 Exchange Place
New York, New York 10005

> **Re:** **iGenii, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 0-54227**

Dear Mr. Lavnikevich:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   Please tell us why you have not disclosed the information required by Item 402 and Item 406 of Regulation S-K.

Item 9A. Controls and Procedures, page 9

2.   Please disclose the conclusions of your chief executive and chief financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure

Ross Lavnikevich
iGenii, Inc.
September 6, 2011
Page 2

controls and procedures as of the end of the of the year based on the evaluation required by Exchange Act Rule 13a-15 or 15d-15. Please refer to Item 307 of Regulation S-K.

Signatures, page 12

3.   We note that the report has been duly signed on your behalf by your principal executive officer and principal financial and accounting officer. Please revise to also include the second signature block of Form 10-K and include the signatures of your principal executive officer, principal financial and accounting officer and at least a majority of your board of directors indicating each capacity in which they sign the report. Please refer to the signature blocks in Form 10-K and General Instruction D(2) of Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2011

4.   Please submit the Interactive Data File as an exhibit and post the Interactive data File on your corporate website as required by Item 601(b)(101) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief